UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

           (Check One):
           |X| Form 10-K |_| Form 11-K   |_| Form 20-F   |__| Form 10-Q

           For Period Ended: December 31, 2002

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR

           For the Transition Period Ended: ____________________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------


                                     PART I
                             REGISTRANT INFORMATION

                    Next Generation Technology Holdings, Inc.
                 -----------------------------------------------
                             Full Name of Registrant

                ------------------------------------------------
                            Former Name if Applicable

                         33 City Centre Drive, Suite 364
             ------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                       Mississauga, Ontario Canada L5B 2N5
                ------------------------------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12B-25(B) AND (C)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

           The Company is unable to file its form 10-KSB within the prescribed period due to ministerial difficulties, without unreasonable effort or expense. Such difficulties prevent the Company from filing the balance of the report because such information is integral to the balance of the report. The Company fully expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           JAY M. KAPLOWITZ                         (212) 752-9700
           ----------------                         --------------
                (Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |__| No

    The Company expects to incur a net loss of approximately $3,370,000 for the year ended December 31, 2002 as compared to a net loss of $1,910,000 for the year ended December 31, 2001, the increase in net loss is primarily attributable to the impairment charge of goodwill during the year ended December 31, 2002 of approximately $1,620,000.

                    NEXT GENERATION TECHNOLOGY HOLDINGS, INC.
                  (Name of Registrant as Specified in Charter)

           Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2003          By:  /S/ DONALD C. SCHMITT
                                 ------------------------
                                  Donald C. Schmitt
                                  Chairman

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
               Federal criminal violations. (See 18 U.S.C. 1001)